August 23, 2018

Todd Higley
Chief Executive Officer
Vortex Brands, Inc.
3511 Del Paso Rd., Ste. 160 PMB 208
Sacramento, CA 95835

       Re: Vortex Brands, Inc.
           Offering Statement on Form 1-A
           Filed July 30, 2018
           File No. 024-10875

Dear Mr. Higley:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Filed July 30, 2018

Offering Circular Cover Page, page 3

1. Please reconcile your reference to a resale transaction with disclosure on page 14 and in
       Item 4 of Part I. Also, given the offering price per share, please clarify how there can be
       "no minimum number of shares required to be purchased."
This offering is being conducted by the Company . . ., page 9

2. Please revise to clarify why it is necessary for an underwriter to confirm the accuracy of the disclosures in this document, as indicated in this risk factor. Todd Higley
FirstName LastNameTodd Higley
Vortex Brands, Inc.
Comapany NameVortex Brands, Inc.
August 23, 2018
August 23, 2018 Page 2
Page 2
FirstName LastName
Business of Registrant, page 17

3. We note that you intend to conduct your operations through your subsidiary Blockchain
         Energy, Inc. Given your disclosure on page 17 that you intend to lease equipment to electric utilities, it is unclear how you will use blockchain technology in your leasing activities. Please revise to clarify how the name of your subsidiary reflects how you will use blockchain technology in your business. Please refer to Instruction to Item 1(a) of the
         Offering Circular portion of Form 1-A.
4. Please revise to clarify the exact status of development of the equipment you plan to sell, including whether you currently distribute and lease such equipment. Include in your revisions: what business activities have been conducted to date; how your equipment functions and addresses inefficient power consumption; and how you determined your product does what you claim, including that it is the "only technology" with the attributes you disclose.
5. Please revise to describe the development of your business. Include in your response and revised disclosure the nature of your relationship with the entities referenced in the disclosures beginning on page 23. For example, we note that according to Form 8-Ks filed on January 18, 2018 by Intelligent Highway Solutions, it entered into transactions with other entities involving what appears to be the same technology described in this offering statement.
Preferred Series C Stock, page 28

6. We note the number of Series C shares outstanding and that each of those shares is convertible into 100 shares of common stock. We also note that if this offering is fully subscribed, you will not have sufficient authorized stock to issue common stock if all
         Series C shares are converted. Please tell us what steps would need to be taken for all of the outstanding Series C shares to convert and whether there is a material risk to shareholders that you will have to increase your authorized shares to accommodate such conversions. Please also revise to clarify if the anti-dilution features referenced on page
         29 will be triggered as a result of this offering.
Signatures, page 32

7. Please ensure that your offering statement is signed by a majority of the members of your board of directors. Please also reconcile the disclosure here that Mr. Higley is your
         Principal Financial Officer with the disclosure on page 23 regarding Mr. Kirkland.
Exhibits

8. Refer to Exhibit 4.1. Please clarify the nature of the involvement of Allocation Media and
         Webb Interactive Services in this offering. Please also reconcile the reference on page 2 to "Tier 1" offering with your disclosure that this offering is "Tier 2" and that this offering
 Todd Higley
Vortex Brands, Inc.
August 23, 2018
Page 3
         is for common stock of Webb Interactive Services. Further, please clarify how you determined that paragraphs 3.d, 4.g, 4.j and 4.k are appropriate and consistent with the federal securities laws.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202-551-6947 or Geoff Kruczek, Senior
Attorney, at 202-551-3641 with any other questions.



FirstName LastNameTodd Higley                                  Sincerely,
Comapany NameVortex Brands, Inc.
                                                               Division of
Corporation Finance
August 23, 2018 Page 3                                         Office of
Electronics and Machinery
FirstName LastName